EX-21.1 LIST OF SUBSIDIARIES

Wholly-Owned Subsidiaries of Arrayit Corp.	Jurisdiction of Organization	Percentage owned by Parent
TeleChem International, Inc	Nevada	100%
Arrayit Marketing, Inc.	Nevada	100%

Partially Owned Subsidiaries of Arrayit Corp.

Arrayit Scientific Solutions, Inc.	Nevada	98%
Avant Diagnostics, Inc.	Nevada	54.92%